Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	Via EDGAR

December 4, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph Cascarano
Mr. Robert Littlepage
Mr. Mitchell Austin
Mr. Larry Spirgel

Re:	IDEX Biometrics ASA
Registration Statement on Form F-1
Filed November 19, 2020
File No. 333-250186

Ladies and Gentlemen:

On behalf of our client, IDEX Biometrics ASA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 30, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (No. 333-250186) (the “Registration Statement”). The Company is concurrently publicly filing its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Form F-1 filed November 19, 2020

Business

Our Customers, page 76

1.

We note your responses to prior comments 3 and 7. We also note your disclosure that the number of customers who purchased your products increased from 7 in 2016 to 19 during the twelve months ended September 30, 2020. Please revise to clarify whether this statistic indicates that 19 customers purchased your products during the twelve months ended September 30, 2020, and if it does not, please disclose the number of customers that purchased your products during this period. Additionally, please disclose how many active or current customers you had as of September 30, 2020.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

December 4, 2020

Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No.1. During the nine and twelve months ended September 30, 2020, 19 customers have purchased the Company’s products. As of September 30, 2020, the Company had 28 active or current customers, defined as customers who have purchased the Company’s products within the last two fiscal years and are actively engaged with the Company.

Registered Holders, page 96

2.

We note your response to prior comment 10. Revise all your references to “registered holders” to “selling shareholder” in light of your discussions with Mr. Keith about his expected covenant to Nasdaq. Explain why Mr. Keith is exchanging his ordinary shares for ADSs. Clarify why you are registering only Mr. Keith’s ADSs for resale and not the ADSs of any other shareholders who are currently unable to sell their shares pursuant to Rule 144 if the goal of listing on the Nasdaq is to create a liquid U.S. market.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised all references to “registered holders” to “selling shareholder,” where appropriate, on the cover page of and throughout Amendment No. 1. Mr. Keith has advised that he intends to exchange a specified number of his ordinary shares for ADSs in order for the Company to meet Nasdaq’s listing requirements as to the minimum number of available ADSs as well as to provide liquidity in the market for the Company’s ADSs in the United States. The only other shareholders of the Company who would be prohibited from exchanging their shares for unrestricted ADSs or offering or selling such ADSs in the United States are the Company’s directors and executive officers, who will be prohibited from doing so for 90 days following the effective date of the Registration Statement and will thereafter remain subject to the limitations of Rule 144 on affiliate share transfers. The directors and officers of the Company have advised that they do not intend to exchange their shares for ADSs or otherwise to offer or sell their shares in the United States in the near term.

Note 2. Summary of Significant Accounting Policies

Revenue, page F-11

3.

We note your response to prior comment 13. Please clarify whether you recognize revenue for development and other engineering services either over-time or point-in-time, as disclosed on page 48, or more properly, generally over-time.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 48, F-11 and F-15 of Amendment No. 1.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

December 4, 2020

Page Three

Note 9. Share and subscription rights, page F-43

4.

We note your grants of incentive subscription rights during the interim periods ending September 30, 2020, which were fair valued using the Black-Scholes option pricing model. Please revise to explain how you determined the assumptions utilized in the Black-Scholes option pricing model including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on page F-44 of Amendment No.1.

*    *    *    *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

December 4, 2020

Page Four

Please direct any questions or comments concerning Amendment No.1 or this response letter to the undersigned at +1 212 479 6495.

Very truly yours /s/ Joshua A. Kaufman Joshua A. Kaufman

cc:	Derek P. D’Antilio, IDEX Biometrics ASA
Marc A. Recht, Cooley LLP
David C. Boles, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com